U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 23, 2021

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724
Cromwell Marketfield L/S Fund (S000074017)

Dear Mr. Esperon,

The purpose of this letter is to respond to a verbal comment the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 23, 2021. The Staff’s comment was provided regarding Pre-Effective Amendment No. 2 to the Trust’s registration statement filed on November 22, 2021.

The Trust’s registration statement was filed under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering the Fund as a new series of the Trust.. The Staff’s comment is summarized in bold font below followed by the Trust’s respective response.

Staff Comment: The semi-annual report incorporated by reference in the Statement of Additional Information (“SAI”) is linked to an incorrect semi-annual report.

Response: The Trust responds by confirming that it will correct the hyperlink in the Fund’s next-filed SAI as part of a post-effective amendment to the Trust’s registration statement pursuant to Rule 485(b) under the 1933 Act. The Trust anticipates filing the next post-effective amendment with respect to the Fund in February 2022, prior to the Fund’s commencement of operations.
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If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution